                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the period ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


         For the transition period from             to
                                        ------------  -------------

ChemFirst Inc. Commission file number 333-157-89



                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                700 North Street
                              Post Office Box 1249
                         Jackson, Mississippi 39215-1249



                                 CHEMFIRST INC.
                                700 North Street
                              Post Office Box 1249
                         Jackson, Mississippi 39215-1249

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                     Financial Statements and Schedules


            December 31, 1997 and 1996 and June 30, 1996 and 1995

                 (With Independent Auditors' Report Thereon)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                   Index to Financial Statements and Schedules




Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996

Statements of Changes in Net Assets Available for Benefits for the year ended
     December 31, 1997 the six months ended December 31, 1996 and the years ended June 30, 1996 and 1995

Notes to Financial Statements


Supplemental Schedules:

I. Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997

II. Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997

All other schedules are omitted because they are not required under Department of Labor Regulations.

                          Independent Auditors' Report



The Employee Benefits Committee
ChemFirst Inc.:


We have audited the financial statements and supplemental schedules of ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan (the Plan) as listed in the accompanying index. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the year ended December 31, 1997, the six months ended December 31, 1996 and each of the years in the two-year period ended June 30, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to above are not a required part of the basic financial statements but are supplementary information required by Regulation S-X or by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the December 31, 1997 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the December 31, 1997 basic financial statements taken as a whole.


                                             /s/ KPMG PEAT MARWICK LLP
                                             ----------------------------------
                                             KPMG Peat Marwick LLP

May 21, 1998

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                 Statements of Net Assets Available for Benefits

                            December 31, 1997 and 1996


                                                                                       1997               1996
                                                                                       ----               ----
Investments:
     Mutual funds, at fair value (cost $30,547,600
        and $26,627,157, respectively)                                            $   32,487,121         28,015,051
     Participant loans, at cost which approximates
        fair value                                                                     2,026,549          1,811,942
     ChemFirst Inc. common stock, at fair value
        (cost $7,223,665 and $2,987,903, respectively)
        (note 1(a))                                                                   13,151,307          6,641,672
     Getchell Gold Corporation common stock,
        at fair value (cost $680,324 and $809,816,
        respectively) (note 1(a))                                                      2,299,203          4,299,266
     Mississippi Chemical Corporation common stock,
        at fair value (cost $1,285,618 and $2,254,308,
        respectively) (note 1(a))                                                      1,000,374          2,302,273
                                                                                  --------------    ---------------
                    Total investments                                                 50,964,554         43,070,204
                                                                                  --------------    ---------------

Receivables:
     Employers' and participants' contributions                                          558,914            316,110
     Dividends                                                                                --            158,383
     Due from participants                                                                   770              3,000
                                                                                  --------------    ---------------
                    Total receivables                                                    559,684            477,493
                                                                                  --------------    ---------------

                    Net assets available for benefits                             $   51,524,238         43,547,697
                                                                                  ==============    ===============


See accompanying notes to financial statements.

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits

         Year ended December 31, 1997, six months ended December 31,
                 1996 and years ended June 30, 1996 and 1995


                                                               Year ended    Six months ended       Year ended June 30,
                                                              December 31,     December 31,       ----------------------
                                                                  1997           1996              1996            1995
                                                              -----------    -----------------  ----------      ----------
Contributions (note 6):
     Participants                                              $2,538,650       1,261,378       2,411,273       2,435,199
     Employers                                                  1,582,170         698,150       1,366,279       1,449,582
                                                               ----------      ----------      ----------      ----------
               Total contributions                              4,120,820       1,959,528       3,777,552       3,884,781
                                                               ----------      ----------      ----------      ----------

Investment income:
     Interest income                                              180,292          86,126         125,679         117,506

     Dividend income:
        ChemFirst Inc. common stock
           (note 1(a))                                            185,331          56,836         102,070          89,244
        Mississippi Chemical Corporation
           common stock                                            32,507              --              --              --
        Mutual funds                                            3,667,340       1,743,620       1,664,078       1,148,652
                                                               ----------      ----------      ----------      ----------
                  Total dividend income                         3,885,178       1,800,456       1,766,148       1,237,896
                                                               ----------      ----------      ----------      ----------

     Realized gains (losses) on investments, net (note 5):
           Mutual funds                                           609,712         789,885         578,166          26,673
           ChemFirst Inc. common stock
               (note 1(a))                                        916,031       1,441,326         861,525         599,385
           Getchell Gold Corporation
               common stock (note 1(a))                           544,213         510,129       1,384,241         130,327
           Mississippi Chemical Corporation
               common stock                                       (73,169)             --              --              --
                                                               ----------      ----------      ----------      ----------
                  Net realized gains                            1,996,787       2,741,340       2,823,932         756,385
                                                               ----------      ----------      ----------      ----------

     Unrealized appreciation (depreciation)
        of investments, net (note 8)                             (297,879)        696,374         969,120       6,170,323

     Advisory fees                                               (133,698)        (21,489)       (109,095)       (148,168)
                                                               ----------      ----------      ----------      ----------
                  Net investment income                         5,630,680       5,302,807       5,575,784       8,133,942
                                                               ----------      ----------      ----------      ----------

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits


                                                    Year ended    Six months ended       Year ended June 30,
                                                   December 31,     December 31,       ----------------------
                                                       1997           1996              1996            1995
                                                   -----------    -----------------  ----------      ----------

Rollovers (note 7)                                    522,231          351,534          240,514           65,847

Transfers of ESOP participant account
     balances (note 1(b))                           3,432,074               --               --               --
Transfers from PCS Phosphates, Inc.
     Employee Savings Plan (note 7)                        --               --          133,944               --

Withdrawals and terminations, net
     of forfeitures                                (2,903,167)      (1,563,277)      (1,870,551)      (1,596,682)

Transfer of Getchell Gold Corporation
     participant account balances (note 1(a))              --               --       (3,084,813)              --

Transfer of fertilizer business participant
     account balances (note 1(a))                  (2,826,097)              --               --               --
                                                 ------------     ------------     ------------     ------------
               Net increase in assets
                    available for benefits          7,976,541        6,050,592        4,772,430       10,487,888

Net assets available for benefits:
     Beginning of period                           43,547,697       37,497,105       32,724,675       22,236,787
                                                 ------------     ------------     ------------     ------------

     End of period                               $ 51,524,238       43,547,697       37,497,105       32,724,675
                                                 ============     ============     ============     ============


See accompanying notes to financial statements.

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996


(1)    Description of Plan

       The following brief description of ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

       (a)  Change in Organization of Plan's Sponsor

            In December 1996, First Mississippi Corporation contributed all of its assets and subsidiaries, other than those relating to its fertilizer business, to ChemFirst Inc. (the Company or ChemFirst), which at the time was a wholly-owned subsidiary of First Mississippi Corporation and had engaged in no business activities during the previous five years. First Mississippi Corporation then spun off ChemFirst Inc. in a tax-free distribution of ChemFirst's common stock to First Mississippi Corporation's shareholders. This distribution occurred immediately before and in connection with the merger of First Mississippi Corporation with a wholly-owned subsidiary of Mississippi Chemical Corporation (MCC) on December 24, 1996. The merger consideration consisted of 0.3340026 shares of MCC stock in exchange for each share of First Mississippi Corporation stock. Cash was paid in settlement of fractional shares. In addition, First Mississippi Corporation debt was refinanced and increased to approximately $150,000,000 and then assumed by MCC. After the refinancing and payment of certain expenses, cash of approximately $50,000,000 was transferred to ChemFirst. These transactions were accounted for as a disposal of the fertilizer business of First Mississippi Corporation and a name change to ChemFirst Inc. The name of the Plan was also changed and the Plan's fiscal year was changed from June 30 to December 31.

            Receipt of the MCC shares in exchange for First Mississippi
                Corporation stock resulted in a realized gain of $1,513,202 based on the excess of the fair value of the shares on the date of the exchange over their apportioned cost. In connection with the spin-off, some of the participant accounts of employees of the fertilizer business, which was acquired by Mississippi Chemical Corporation, were transferred from the Plan during 1997.


                                                                    (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements



            On October 20, 1995, First Mississippi distributed its shares of
                Getchell Gold Corporation to the First Mississippi shareholders in a spin-off transaction. In connection with the spin-off, the participant accounts of employees of Getchell Gold Corporation were transferred from the Plan during the year ended June 30, 1996.

       (b)  General

            The ChemFirst Inc. 401(k) Savings Plan became effective July 1,
                1974. The ChemFirst Inc. Employee Stock Ownership Plan became effective January 1, 1978. The two plans were merged and restated as the ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan effective January 1, 1997. The 401(k) Savings Plan is the surviving plan.

            The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan currently covers substantially all employees of the Company and its subsidiaries.

       (c)  Eligibility

            An employee is eligible to participate in the Plan on the first day of the month which coincides with or next follows the completion of six months of employment. Beginning January 1, 1998, an employee will become a participant in the Plan on the first day of employment. The Plan is available to all employee classifications except leased employees, temporary employees and members of a legally recognized collective bargaining unit not expressly granted permission to participate. Temporary employees include co-op students and persons hired for a specific period of time, a specific project or group of assignments.

       (d)  Contributions

            The 401(k) provisions of the Plan allow deferral of tax by the participants on their contributions and earnings thereon. Plan participants may elect to contribute from 1% to 15% of monthly base pay to the Plan, subject to regulatory limitations. The Company matches these 401(k) contributions up to 4% of monthly base pay. At December 31, 1997 and 1996 and at June 30, 1996 and 1995, 809, 925, 924 and 990 participants, respectively, were participating in the Plan.



                                                                    (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements



            Additionally, the Company may elect to make a contribution to the
                Plan under the employee stock ownership provisions of the Plan. The contribution, if any, will be an amount determined and authorized by the Board of Directors of the Company and will be allocated by the ratio of each eligible participant's compensation to the total compensation of all eligible participants.

       (e)  Investment Options

            Participants may elect to have their 401(k) contributions and allocated earnings thereon invested in any combination of the following investment programs:

                (i) Capital Preservation Fund - This fund was established in 1995 and consists primarily of investments in money market instruments.
                (ii) Short-term Stability Fund - Consists primarily of investments in fixed income mutual funds.
                (iii) Mid-term Balanced Fund - Consists primarily of investments in fixed income and equity mutual funds.
                (iv) Long-term Growth Fund - Consists primarily of investments in equity mutual funds.
                (v) Aggressive Growth Fund - This fund was established in 1996 and consists primarily of investments in small cap and emerging market mutual funds.
                (vi) ChemFirst Inc. common stock (includes Mississippi Chemical Corporation common stock subsequent to December 23, 1996 - see note 1(a)).
                (vii) Getchell Gold Corporation common stock (as of October 20,
                      1995, participants could no longer elect to allocate new contributions to this investment program - see note 1(a)).

            Any contributions for which a participant does not make an investment election are deposited in the Short-term Stability Fund.

            Employee Stock Ownership Plan (ESOP) contributions are invested in
                ChemFirst Inc. common stock.

       (f)  Loans

            The Plan also provides for participant loans. A participant can borrow up to 50% of the participant's vested 401(k) account balance, not to exceed $50,000 less the participant's highest outstanding loan balance during the previous twelve months.



                                                                    (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements




              The minimum loan amount is $1,000 per loan, and three loans per participant may be outstanding at any time. The interest rate charged on loan balances is equal to the prime rate plus 1%, and the interest charged is credited to the borrowing participant's account. Maturities cannot exceed five years, except for loans made to purchase a primary residence, in which case the maturity cannot exceed 10 years. The participant must pay a $50 set-up fee and a $2.50 monthly administrative fee for each loan.

             In addition to the investment options listed above, the Employee
              Benefits Committee may authorize establishing additional investment options consisting of such other securities or professionally managed funds as may be determined by unanimous action of the committee. Notice of any such action must be communicated in writing to each participant. The following is a summary of the number of participants whose 401(k) contributions are invested in each investment option:


                                                                                     Participants' contributions
                                                         ----------------------------------------------------------------------
                                                            Capital        Short-term    Mid-term       Long-term    Aggressive
                                                         Preservation      Stability     Balanced        Growth        Growth
                                                             Fund             Fund         Fund           Fund         Fund
                                                         ------------      ----------    --------       ---------    ----------
Number of participants:
     December 31, 1997                                          34             458          487            654           164
                                                             =====          ======        =====          =====         =====
     December 31, 1996                                          30             596          507            657            44
                                                             =====          ======        =====          =====         =====
     June 30, 1996                                              27             684          500            635             -
                                                             =====          ======        =====          =====         =====
     June 30, 1995                                              11             725          577            618             -
                                                             =====          ======        =====          =====         =====

                                                            Participants' contributions
                                                         ---------------------------------
                                                                             Getchell Gold
                                                         ChemFirst Inc.       Corporation
                                                         common stock         common stock
                                                         -------------       -------------
Number of participants:
     December 31, 1997                                         394                 207
                                                            ======              ======
     December 31, 1996                                         401                 260
                                                            ======              ======
     June 30, 1996                                             384                 293
                                                            ======              ======
     June 30, 1995                                             352                 169
                                                            ======              ======


                                                                                     Employers' contributions
                                                         ----------------------------------------------------------------------
                                                            Capital        Short-term    Mid-term       Long-term    Aggressive
                                                         Preservation      Stability     Balanced        Growth        Growth
                                                             Fund             Fund         Fund           Fund         Fund
                                                         ------------      ----------    --------       ---------    ----------
Number of participants:
     December 31, 1997                                          35             485          487            656           164
                                                             =====          ======        =====          =====         =====
     December 31, 1996                                          31             622          510            666            44
                                                             =====          ======        =====          =====         =====
     June 30, 1996                                              27             695          502            640             -
                                                             =====          ======        =====          =====         =====
     June 30, 1995                                              11             741          575            619             -
                                                             =====          ======        =====          =====         =====

                                                              Employer's Contributions
                                                         ---------------------------------
                                                                             Getchell Gold
                                                         ChemFirst Inc.       Corporation
                                                         common stock         common stock
                                                         -------------       -------------
Number of participants:
     December 31, 1997                                         404                 230
                                                            ======              ======
     December 31, 1996                                         414                 286
                                                            ======              ======
     June 30, 1996                                             411                 321
                                                            ======              ======
     June 30, 1995                                             392                 191
                                                            ======              ======


                                                                   (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements



       (g)  Participant Accounts

            Participant accounts are maintained individually and in the aggregate for each investment option. Each participant's account is credited with its investment earnings and the portion of the employers' contributions allocated to it. Participant benefits are provided solely from each individual participant's account.

       (h)  Vesting

            Participants' 401(k) contributions and allocated earnings thereon are fully vested at all times and are not subject to forfeiture for any reason. Employers' 401(k) contributions and allocated earnings thereon fully vest after a participant completes three years of service or upon a participant's retirement, disability or death, whichever occurs first.

            Prior to January 1, 1997, participants' ESOP account balances vested
                10% after 1 year of service, 25% after 2 years of service and 100% after 3 years of service. Beginning January 1, 1997, participants' ESOP account balances fully vest after a participant completes three years of service.

       (i)  Forfeitures

            A participant's forfeiture of their employers' 401(k)
                contributions may be used to pay plan expenses and/or to reduce employers' 401(k) contributions in the year in which the forfeitures are determined to occur.

            A participant's forfeiture of their ESOP account balances is used to reduce the Company's ESOP contributions in the year in which the forfeitures are determined to occur.

       (j)  Administrative Expenses

            Administrative expenses, with the exception of advisory fees, are generally paid by the Company, but may be paid by the Plan. Advisory fees are for the management of the mutual funds in which plan assets are invested and are paid by the Plan.



                                                                   (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements



(2)    Summary of Significant Accounting Policies

       The following are the significant accounting policies followed by the
Plan:

       (a)  Basis of Presentation

            The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

       (b)  Dividends

            Dividend income is recorded as of the dividend record date.

       (c)  Investments

            Investments in cash and participant loans are stated at cost, which approximates fair value. Investments in ChemFirst Inc., Getchell Gold Corporation and Mississippi Chemical Corporation common stocks and mutual funds are stated at quoted market value. Investment transactions are accounted for on the trade date.

            The Plan does not require any collateral or other security from the trustee to support the investments.

       (d)  Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       (e)  Income Taxes

            In determination letters dated April 22, 1998, the Internal Revenue
                Service held that the Plan is exempt from income taxes in accordance with applicable provisions of the Internal Revenue Code. It also held that participant income taxes on contributions and earnings are deferred until such amounts are received by the participant or a beneficiary.



                                                                    (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements



            The Plan has been amended since the effective date of the April 22,
                1998 determination letters. The amended Plan documents have been submitted to the Internal Revenue Service for a letter of determination that the Plan continues to qualify as exempt from Federal taxes. In the opinion of the Plan Administrator, the Plan has operated within the terms of the Plan and is qualified and exempt under the applicable requirements of the Internal Revenue Code.

       (f)  Sales of Investments

            The cost of stock and mutual fund shares sold is determined based on the average cost of the shares. The cost of other investments is determined based on the individual cost of each issue.

(3)    Voting Rights

       All common stock allocated to participants' accounts carries with it full voting privileges and any other rights that the stock might have. The Trustee votes such stock in accordance with the written instructions of the participants. Unallocated stock is voted by the Trustee as instructed by the Employee Benefits Committee.

(4)    Acquisition Loans

       The Trustee may incur acquisition loans from time to time to finance the acquisition of ChemFirst Inc. common stock (ESOP financed shares) or to repay a prior acquisition loan. Acquisition loans are to be for a specific term, bear a reasonable rate of interest and are not payable on demand except in the event of default. An acquisition loan may be secured only by a pledge of the shares acquired.

       Financed shares are allocated to the participants only as payments are made on the acquisition loan.

       As of December 31, 1997 and 1996, no acquisition loans had been incurred by the Plan.



                                                                    (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements



(5)    Investment Sales

       A summary follows of net realized gains on sales of investments for the year ended December 31, 1997, the six months ended December 31, 1996 and the years ended June 30, 1996 and 1995:


                                                 Proceeds         Carrying      Net realized
                                                from sales          value           gains
                                                -----------     -----------     ------------
             December 31, 1997
                Common stock                    $ 3,621,693       2,234,618       1,387,075
                Mutual funds                     12,774,245      12,164,533         609,712
                                                -----------     -----------     -----------
                                                $16,395,938      14,399,151       1,996,787
                                                ===========     ===========     ===========

             December 31, 1996
                Common stock                    $ 1,199,418         456,827         742,591
                Mutual funds                     18,779,705      17,989,820         789,885
                                                -----------     -----------     -----------
                                                $19,979,123      18,446,647       1,532,476
                                                ===========     ===========
                Gain recognized on exchange
                   for MCC shares (note 1)                                        1,208,864
                                                                                -----------

                                                                                $ 2,741,340
                                                                                ===========
             June 30, 1996
                Common stock                    $ 4,995,315       2,749,549       2,245,766
                Mutual funds                     10,885,936      10,307,770         578,166
                                                -----------     -----------     -----------

                                                $15,881,251      13,057,319       2,823,932
                                                ===========     ===========     ===========
             June 30, 1995
                Common stock                    $ 2,810,662       2,080,950         729,712
                Mutual funds                      5,636,596       5,609,923          26,673
                                                -----------     -----------     -----------

                                                $ 8,447,258       7,690,873         756,385
                                                ===========     ===========     ===========



                                                                   (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements



(6)    Participants' and Employers' 401(k) and ESOP Contributions

       A summary follows of contributions by company:

                                                           Participants'       Employers'
                                                           contributions      contributions
                                                           -------------      -------------
            Year ended December 31, 1997:
                ChemFirst Inc.                              $    332,091           212,204
                First Chemical Corporation                       790,443           455,124
                Plasma Energy Corporation                         68,653            37,961
                Quality Chemicals, Inc.                          373,405           253,225
                FirstMiss Steel Inc.                             143,018           100,204
                EKC Technology, Inc.                             215,716           117,703
                Plasma Processing Corporation                      9,881             6,681
                Callidus Technologies, Inc.                      605,443           399,068
                                                            ------------     -------------

                                                            $  2,538,650         1,582,170
                                                            ============     =============

            Six months ended December 31, 1996:
                ChemFirst Inc.                              $    162,212            95,460
                First Chemical Corporation                       328,446           177,827
                Plasma Energy Corporation                         41,900            21,893
                Quality Chemicals, Inc.                          171,448           102,812
                FirstMiss Steel Inc.                              70,359            41,972
                AMPRO Fertilizer, Inc.                            99,177            44,871
                EKC Technology, Inc.                              82,908            35,873
                Plasma Processing Corporation                     41,056            23,678
                Callidus Technologies, Inc.                      263,872           153,764
                                                            ------------     -------------

                                                            $  1,261,378           698,150
                                                            ============     =============

            Year ended June 30, 1996:
                First Mississippi Corporation               $    307,472           185,292
                First Chemical Corporation                       603,108           339,862
                Getchell Gold Corporation                        133,022            68,514
                Plasma Energy Corporation                         82,786            42,062
                Quality Chemicals, Inc.                          334,447           198,847
                FirstMiss Steel Inc.                             137,734            83,246
                AMPRO Fertilizer, Inc.                           160,017            75,243



                                                                   (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                          Notes to Financial Statements

(6), Continued

                                                           Participants'       Employers'
                                                           contributions      contributions
                                                           -------------      -------------

            Year ended June 30, 1996, continued:
                EKC Technology, Inc.                             161,603            73,043
                Plasma Processing Corporation                    103,875            63,533
                Callidus Technologies, Inc.                      387,209           236,637
                                                            ------------     -------------
                                                            $  2,411,273         1,366,279
                                                            ============     =============
            Year ended June 30, 1995:
                First Mississippi Corporation               $    231,904           152,847
                First Chemical Corporation                       603,924           375,042
                Getchell Gold Corporation                        402,943           206,238
                Plasma Energy Corporation                         77,110            45,319
                Quality Chemicals, Inc.                          328,803           198,853
                FirstMiss Steel Inc.                             122,452            93,402
                AMPRO Fertilizer, Inc.                           147,885            72,810
                EKC Technology, Inc.                             135,972            60,775
                Plasma Processing Corporation                     94,485            65,492
                Callidus Technologies, Inc.                      289,721           178,804
                                                            ------------     -------------
                                                            $  2,435,199         1,449,582
                                                            ============     =============

(7)    Rollovers and Transfers

       During the year ended December 31, 1997, the six months ended December
             31, 1996 and the years ended June 30, 1996 and 1995, assets and participant accounts, were rolled over or transferred from other qualified employee benefit plans to the Plan as follows:


                                                                                                   Year ended
                                                          Year ended       Six months ended          June 30,
                                                         December 31,        December 31,       ----------------
                                                            1997                1996            1996        1995
                                                         ------------      ----------------     ----        ----
              ChemFirst Inc. (note 1 (a))                  $    2,224              4,529         76,919          -
              First Chemical Corporation                      153,165             91,626         18,926        805
              Getchell Gold Corporation                             -                  -              -     41,957
              Plasma Energy Corporation                        39,948                  -         30,813          -
              Quality Chemical, Inc.                                -                  -          5,088          -
              FirstMiss Steel, Inc.                            59,897             61,844          3,006      3,895
              EKC Technology, Inc.                              9,669                  -         34,857      4,216
              Plasma Processing Corporation                         -                  -             77          -
              Callidus Technologies, Inc.                     257,328            193,535         70,828     14,974
                                                           ----------            -------        -------     ------
                                                           $  522,231            351,534        240,514     65,847
                                                           ==========            =======        =======     ======


                                                                   (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                          Notes to Financial Statements



       In April 1996, ChemFirst Inc. obtained a 50% interest in FirstMiss
            Fertilizer, LP, an ammonia storage terminal facility. As a part of this acquisition, the Companies hired seven employees from the seller of the facility. A "plan-to-plan" transfer of these employees' account balances (including loan balances) aggregating $133,944 was completed between the PCS Phosphates, Inc. Employee Savings Plan and the Plan.

(8)    Unrealized Appreciation (Depreciation) of Investments

       During the year ended December 31, 1997, the six months ended December
             31, 1996 and the years ended June 30, 1996 and 1995, unrealized appreciation (depreciation) of the Plan's investments was as follows:


                                                          Year ended       Six months ended        Year ended June 30,
                                                         December 31,        December 31,       ------------------------
                                                            1997                1996               1996           1995
                                                         ------------      ----------------        ----           ----
              Mutual funds                               $    551,628           (496,629)         768,018       1,164,775
              ChemFirst Inc. common stock
                 (note 1(a))                                1,362,994            542,862       (1,328,202)      4,206,502
              Getchell Gold Corporation
                 common stock                              (1,869,383)           602,177        1,529,304         799,046
              Mississippi Chemical Corporation
                 common stock                                (343,118)            47,964                -               -
                                                         ------------         ----------       ----------       ---------

                                                         $   (297,879)           696,374          969,120       6,170,323
                                                         ============         ==========       ==========       =========


                                                                   (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements



(9)    Investment Option Allocation

       The allocation of net assets available for benefits to investment option as of December 31, 1997 and 1996 follows:

                                                                 Capital       Short-term       Mid-term        Long-term
                                                              Preservation     Stability        Balanced         Growth
                                                                  Fund            Fund            Fund            Fund
                                                              ------------    ------------    -----------     -----------
       December 31, 1997:
           Mutual funds                                       $ 1,001,211       4,844,715       8,284,373      17,001,744
           Participant loans                                       74,449         829,329         761,443         421,755
           ChemFirst Inc. common stock                                 --              --              --              --
           Getchell Gold Corporation common stock                      --              --              --              --
           Mississippi Chemical Corporation common stock               --              --              --              --
                                                              -----------     -----------     -----------     -----------
                        Total investments                       1,075,660       5,674,044       9,045,816      17,423,499
                                                              -----------     -----------     -----------     -----------

           Receivables:
               Employers' and participants' contributions           4,191          39,704          89,884         177,094
               Due from participants                                  770              --              --              --
                                                              -----------     -----------     -----------     -----------
                        Total receivables                           4,961          39,704          89,884         177,094
                                                              -----------     -----------     -----------     -----------

                        Net assets available for benefits     $ 1,080,621       5,713,748       9,135,700      17,600,593
                                                              ===========     ===========     ===========     ===========

       December 31, 1996:
           Mutual funds                                       $ 1,180,793       5,521,730       7,416,505      13,460,200
           Participant loans                                       86,270         802,993         635,374         298,744
           ChemFirst Inc. common stock                                 --              --              --              --
           Getchell Gold Corporation common stock                      --              --              --              --
           Mississippi Chemical Corporation common stock               --              --              --              --
                                                              -----------     -----------     -----------     -----------
                        Total investments                       1,267,063       6,324,723       8,051,879      13,758,944
                                                              -----------     -----------     -----------     -----------

           Receivables:
               Employers' and participants' contributions           2,803          41,776          75,712         150,033
               Dividends                                               --           9,294          42,699         109,581
               Due from participants                                3,000              --              --              --
                                                              -----------     -----------     -----------     -----------
                        Total receivables                           5,803          51,070         118,411         259,614
                                                              -----------     -----------     -----------     -----------

                        Net assets available for benefits     $ 1,272,866       6,375,793       8,170,290      14,018,558
                                                              ===========     ===========     ===========     ===========

                                                             Aggressive                       Getchell Gold
                                                              Growth         ChemFirst Inc.    Corporation
                                                               Fund          common stock      common stock     Combined
                                                             ----------      ------------     -------------     --------
       December 31, 1997:
           Mutual funds                                       1,355,078               --               --       32,487,121
           Participant loans                                    (10,560)         (47,303)          (2,564)       2,026,549
           ChemFirst Inc. common stock                               --       13,151,307               --       13,151,307
           Getchell Gold Corporation common stock                    --               --        2,299,203        2,299,203
           Mississippi Chemical Corporation common stock             --        1,000,374               --        1,000,374
                                                             ----------       ----------       ----------      -----------
                        Total investments                     1,344,518       14,104,378        2,296,639       50,964,554
                                                             ----------       ----------       ----------      -----------

           Receivables:
               Employers' and participants' contributions        28,537          219,504               --          558,914
               Due from participants                                 --               --               --              770
                                                             ----------       ----------       ----------      -----------
                        Total receivables                        28,537          219,504               --          559,684
                                                             ----------       ----------       ----------      -----------

                        Net assets available for benefits     1,373,055       14,323,882        2,296,639       51,524,238
                                                             ==========       ==========       ==========      ===========

       December 31, 1996:
           Mutual funds                                         435,823               --               --       28,015,051
           Participant loans                                     (3,537)          (7,902)              --        1,811,942
           ChemFirst Inc. common stock                               --        6,641,672               --        6,641,672
           Getchell Gold Corporation common stock                    --               --        4,299,266        4,299,266
           Mississippi Chemical Corporation common stock             --        2,302,273               --        2,302,273
                                                             ----------       ----------       ----------      -----------
                        Total investments                       432,286        8,936,043        4,299,266       43,070,204
                                                             ----------       ----------       ----------      -----------

           Receivables:
               Employers' and participants' contributions        10,735           35,051               --          316,110
               Dividends                                         (3,191)              --               --          158,383
               Due from participants                                 --               --               --            3,000
                                                             ----------       ----------       ----------      -----------
                        Total receivables                         7,544           35,051               --          477,493
                                                             ----------       ----------       ----------      -----------

                        Net assets available for benefits       439,830        8,971,094        4,299,266       43,547,697
                                                             ==========       ==========       ==========      ===========

                                                                   (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


(9), continued

       The allocation of changes in net assets available for benefits to investment option for the year ended December 31, 1997, the six months ended December 31, 1996 and the years ended June 30, 1996 and 1995 follows:


                                                  Capital       Short-term       Mid-term        Long-term    Aggressive
                                               Preservation     Stability        Balanced         Growth       Growth
                                                   Fund            Fund            Fund            Fund         Fund
                                               ------------    ------------    -----------     -----------    ----------
Net assets available for benefits
     at June 30, 1994                          $        --        7,809,427        5,396,179        3,922,601      -
     Participants' contributions                     1,531          613,583          710,626          959,697      -
     Employers' contributions                          984          334,753          408,253          557,478      -
     Net investment income                             130          610,578          775,668          898,740      -
     Rollovers                                          --           17,065            7,606            3,968      -
     Withdrawals and terminations, net                  --         (821,887)        (160,543)        (184,143)     -
     Transfers due to participants'
        selection of investment option              47,591         (411,343)        (380,394)       1,686,632      -
                                               -----------      -----------      -----------      -----------      -
Net assets available for benefits
     at June 30, 1995                               50,236        8,152,176        6,757,395        7,844,973      -
     Participants' contributions                    17,006          449,340          642,829        1,112,762      -
     Employers' contributions                       10,107          246,029          376,975          619,602      -
     Net investment income (loss)                   24,936          342,115          905,231        1,711,315      -
     Rollovers                                      22,809           17,038           91,809           75,917      -
     Transfers from PSC Phosphates, Inc.
        Employee Savings Plan                           --           54,483            1,976           76,826      -
     Withdrawals and terminations, net             (38,828)        (477,385)        (231,066)        (972,837)     -
     Transfers due to participants'
        selection of investment option             876,729       (1,271,897)         333,714        1,741,434      -
     Transfer of Getchell Gold Corporation
        participant account balances               (10,554)        (900,488)      (1,265,469)        (655,993)     -
                                               -----------      -----------      -----------      -----------      -
Net assets available for benefits
     at June 30, 1996                              952,441        6,611,411        7,613,394       11,553,999      -



                                                                 Getchell Gold
                                                ChemFirst Inc.    Corporation
                                                common stock      common stock     Combined
                                                ------------     -------------     --------
Net assets available for benefits                4,506,912          601,668       22,236,787
     at June 30, 1994                              107,400           42,362        2,435,199
     Participants' contributions                    76,328           71,786        1,449,582
     Employers' contributions                    4,915,803          933,023        8,133,942
     Net investment income                              --           37,208           65,847
     Rollovers                                    (410,418)         (19,691)      (1,596,682)
     Withdrawals and terminations, net
     Transfers due to participants'               (836,927)        (105,559)              --
        selection of investment option         -----------      -----------      -----------

Net assets available for benefits                8,359,098        1,560,797       32,724,675
     at June 30, 1995                              170,566           18,770        2,411,273
     Participants' contributions                   103,667            9,899        1,366,279
     Employers' contributions                   (1,282,911)       3,875,098        5,575,784
     Net investment income (loss)                   32,941               --          240,514
     Rollovers
     Transfers from PSC Phosphates, Inc.               659               --          133,944
        Employee Savings Plan                      (81,791)         (68,644)      (1,870,551)
     Withdrawals and terminations, net
     Transfers due to participants'             (1,031,066)        (648,914)              --
        selection of investment option
     Transfer of Getchell Gold Corporation         (90,726)        (161,583)      (3,084,813)
        participant account balances           -----------      -----------      -----------

Net assets available for benefits                6,180,437        4,585,423       37,497,105
     at June 30, 1996


                                                                    (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


(9), continued


                                                           Capital        Short-term        Mid-term         Long-term
                                                        Preservation      Stability         Balanced          Growth
                                                            Fund             Fund             Fund             Fund
                                                        ------------     ------------     -----------      -----------
Net assets available for benefits
     at June 30, 1996                                       952,441        6,611,411        7,613,394       11,553,999
     Participants' contributions                             10,557          171,313          311,837          632,574
     Employers' contributions                                 6,173           94,420          183,599          341,214
     Net investment income                                   30,853          156,405          524,367        1,389,452
     Rollovers                                              176,850           21,163           23,598          125,013
     Withdrawals and terminations, net                     (201,484)        (546,085)        (323,320)        (293,484)
     Transfers due to participants'
        selection of investment option                      297,476         (132,834)        (163,185)         269,790
                                                        -----------      -----------      -----------      -----------
Net assets available for benefits
     at December 31, 1996                                 1,272,866        6,375,793        8,170,290       14,018,558
     Participants' contributions                             27,535          296,112          598,227        1,194,152
     Employers' contributions                                15,707          167,968          351,338          635,144
     Net investment income (loss)                            43,803          309,188        1,151,391        3,291,070
     Rollovers                                               57,265           36,916          108,041          265,937
     Transfers of ESOP participant account balances              --               --               --               --
     Withdrawals and terminations, net                   (1,183,496)        (397,064)        (371,589)        (803,209)
     Transfers due to participants' selection
        of investment option                                853,500         (465,569)        (235,715)         456,777
     Transfer of fertilizer business participant
        account balances (note 1(a))                         (6,559)        (609,596)        (636,283)      (1,457,836)
                                                        -----------      -----------      -----------      -----------
Net assets available for benefits
     at December 31, 1997                               $ 1,080,621        5,713,748        9,135,700       17,600,593
                                                        ===========      ===========      ===========      ===========


                                                         Aggressive                     Getchell Gold
                                                          Growth       ChemFirst Inc.    Corporation
                                                           Fund        common stock      common stock     Combined
                                                        -----------    ------------     -------------     --------
Net assets available for benefits
     at June 30, 1996                                           --        6,180,437        4,585,423       37,497,105
     Participants' contributions                            13,795          121,302               --        1,261,378
     Employers' contributions                                6,150           66,594               --          698,150
     Net investment income                                   1,634        2,484,282          715,814        5,302,807
     Rollovers                                                  --            4,841               69          351,534
     Withdrawals and terminations, net                          --         (130,623)         (68,281)      (1,563,277)
     Transfers due to participants'
        selection of investment option                     418,251          244,261         (933,759)              --
                                                       -----------      -----------      -----------      -----------
Net assets available for benefits
     at December 31, 1996                                  439,830        8,971,094        4,299,266       43,547,697
     Participants' contributions                           176,995          245,629               --        2,538,650
     Employers' contributions                               89,384          322,629               --        1,582,170
     Net investment income (loss)                           81,471        2,080,923       (1,327,166)       5,630,680
     Rollovers                                              32,422           21,650               --          522,231
     Transfers of ESOP participant account balances             --        3,432,074               --        3,432,074
     Withdrawals and terminations, net                     (12,473)        (117,301)         (18,035)      (2,903,167)
     Transfers due to participants' selection
        of investment option                               565,426         (517,162)        (657,257)              --
     Transfer of fertilizer business participant
        account balances (note 1(a))                            --         (115,654)            (169)      (2,826,097)
                                                       -----------      -----------      -----------      -----------
Net assets available for benefits
     at December 31, 1997                                1,373,055       14,323,882        2,296,639       51,524,238
                                                       ===========      ===========      ===========      ===========


                                                                   (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements



(10)   Plan Investments

       The following investments exceeded 5% of net assets available for benefits at December 31, 1997 and 1996:

                                                                                December 31, 1997
                                                                 -------------------------------------------
                                                                 Shares
                                                                 or face                          Carrying
                                                                 amount            Cost            value
                                                                 -------           ----           --------
                Mutual funds:
                   Frank Russell Fixed Income III                 360,401      $   3,484,678       3,755,377
                   Frank Russell Equity I                         109,715          3,151,841       3,347,410
                   Frank Russell Equity Q                         320,713         10,482,126      11,513,590
                ChemFirst Inc. common stock                       465,533          7,223,665      13,151,307


                                                                                December 31, 1996
                                                                 -------------------------------------------
                                                                 Shares
                                                                 or face                          Carrying
                                                                 amount            Cost            value
                                                                 -------           ----           --------
                Mutual funds:
                   Morley Stable Fund                             207,873        $ 2,439,086       2,491,086
                   Frank Russell Income III                       324,975          3,179,821       3,304,998
                   Frank Russell Equity I                          99,291          2,770,706       3,012,501
                   Frank Russell Equity Q                         275,650          8,417,440       9,079,908
                ChemFirst Inc. common stock                       287,207          2,987,903       6,641,672
                Getchell Gold Corporation common stock            112,033            809,816       4,299,266
                Mississippi Chemical Corporation common stock      95,928          2,254,308       2,302,273

                                                                    Schedule I


                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997

                                                                           Shares
                                                                           or face                               Carrying
                                                                           amount              Cost               value
                                                                           -------             ----              --------
Mutual funds:
     Baron Asset                                             0.7%             7,129          $    283,034           345,825
     Managers Special Equity                                 0.7%             5,502               302,565           336,572
     Morley Stable Value                                     4.2%           171,519             2,035,978         2,176,302
     PBHG Growth                                             1.0%            21,116               536,632           536,138
     Charles Schwab Retirement Money                         1.9%         1,001,211             1,001,211         1,001,211
     Warburg Pincus Emerging Markets                         0.3%            14,253               178,517           136,543
     Frank Russell Fixed Income I                            2.6%            63,330             1,315,049         1,362,237
     Frank Russell Fixed Income II                           2.5%            71,181             1,306,996         1,306,176
     Frank Russell Fixed Income III                          7.3%           360,401             3,484,678         3,755,377
     Frank Russell Equity I                                  6.5%           109,715             3,151,841         3,347,410
     Frank Russell Equity II                                 5.0%            77,976             2,301,467         2,570,102
     Frank Russell International                             2.3%            34,150             1,255,913         1,181,586
     Frank Russell Emerging Markets                          4.0%           174,003             2,180,055         2,051,498
     Frank Russell Real Estate Securities                    1.7%            28,080               731,538           866,554
     Frank Russell Equity Q                                 22.3%           320,713            10,482,126        11,513,590
                                                                                             ------------     -------------
                                                                                               30,547,600        32,487,121
Participant loans, interest rates from 7.25%
        to 10.0%; maturities from 1 to 10 years              3.9%         2,026,549             2,026,549         2,026,549

*ChemFirst Inc. common stock                                25.5%           465,533             7,223,665        13,151,307

Getchell Gold Corporation common stock                       4.5%            93,845               680,324         2,299,203

Mississippi Chemical Corporation common stock                1.9%            54,815             1,285,618         1,000,374
                                                                                             ------------     -------------

                                                                                             $ 41,763,756        50,964,554
                                                                                             ============     =============

*    ChemFirst Inc. is a party-in-interest.


See accompanying independent auditors' report.

                                                                   Schedule II


                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1997


                                                                                                  Purchases
                                                                                   -------------------------------------------
                                                                                                    Shares
Identity of party involved                       Description of assets             Number          or units               Cost
--------------------------                       ---------------------             ------          --------               ----
      Charles Schwab Trust                Charles Schwab Retirement
        Company                             Money Fund                               119           1,393,819           $ 1,393,819

              "                          Frank Russell Equity Q
                                            mutual fund                              144             136,560             4,916,563

              "                          ChemFirst Inc. common stock                  90             191,656             4,526,095



                                                            Sales
                                        ----------------------------------------------
                                                         Shares               Selling          Net gain
Identity of party involved              Number          or units               price           or (loss)
--------------------------              ------          --------             ---------         ---------
      Charles Schwab Trust
        Company                            56           2,960,941           $ 2,960,941                -

              "
                                          227              91,497             3,228,318          376,440

              "                           127              62,981             1,594,020          916,031

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             CHEMFIRST INC.
                             401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


Date: June  24, 1998                       /s/ J. STEVE CHUSTZ
                                          ---------------------------------
                                           J. Steve Chustz
                                          Member, Employee Benefits Committee

Date: June  24, 1998                       /s/ WILLIAM KEMP
                                          ---------------------------------
                                           William Kemp
                                          Member, Employee Benefits Committee

Date: June  24, 1998                       /s/ GEORGE SIMMONS
                                          ---------------------------------
                                           George Simmons
                                          Member, Employee Benefits Committee

Date: June  24, 1998                       /s/ R. MICHAEL SUMMERFORD
                                          ---------------------------------
                                           R. Michael Summerford
                                          Member, Employee Benefits Committee

Date: June 24, 1998                        /s/ TOM TEPAS
                                          ---------------------------------
                                           Tom Tepas
                                          Member, Employee Benefits Committee

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                        DESCRIPTION
-------                       -----------
   23.1           Independent Auditors' Consent